MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 and the accompanying notes.  This discussion contains certain forward looking statements based on current expectations.  These forward looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward looking statements.  Management has prepared this discussion to help investors understand the financial results of the Company in the broader context.

Aspen changed it’s fiscal year end from June 30 to December 31 in 2001.  Therefore, the following discussion compares the 12 month period ended December 31, 2002 to the 6 month period ended December 31, 2001

Revenues

Aspen’s gross revenues were $7,834,634 for the year 2002 compared to the six months ended December 31, 2001 of $4,253,081.  Oil and natural gas sales were $6,969,309 compared to the six months ended December 31, 2001 of $3,534,322.  Sales from Aspen’s subsidiary, United Cementing, were $865,325 compared to the six months ended December 31, 2001 of $718,759.

Production

Net production in the twelve month period ending December 31, 2002 increased to an average of 1,517 boe/d as compared to 1,034 boe/d for the six month period ended December 31, 2001.  Aspen reported proven reserves of approximately 6 million boe with an estimated present value of $43,296,660 discounted at 10 percent.  Aspen’s production mix in 2002 was 70 percent gas and 30 percent oil and NGL’s compared to 66 percent gas and 34 percent oil and NGL’s in 2001.

Operating Costs

Operating costs in 2002 were $4,212,552 or $7.61 per boe compared to $8.66 per boe in 2001.  The decrease is due to the property rationalization plan where non-profitable wells were sold during the year.  Based on the property rationalization plan, Aspen has received during the year and the first quarter of 2003, an excess of $6.0 million dollars from the sale of certain oil and gas properties.  The proceeds were used to pay down the Company’s bank debt.

General and Administrative

General and administrative costs incurred by Aspen increased to $4,937,057 or $8.91 per boe in 2002 compared to $6.00 per boe for the six month period ended December 31, 2001.

Depletion, Depreciation and Amortization

Depreciation and depletion have increased in the twelve month period to $11,304,036.  Of that, $6,997,182 is attributable to a one-time ceiling test write-down.  After the write-down, the depletion for the twelve month period is $7.78 per boe compared to $6.86 per boe for the six months ended December 31, 2001.

Interest Expense

Interest expense for the twelve months ended December 31, 2002 decreased to $901,738 or $1.63 per boe compared to $2.53 per boe for the six months period ended December 31, 2001.  The decrease is due to an average interest rate reduction.

Impaired Assets

During 2002, in connection with a change in management, Aspen and its new management team evaluated the ongoing value of certain assets.  Based on this evaluation, it was determined that certain assets were impaired and have been written down by a total of $2.8 million dollars to their estimated fair value.  The estimated fair value was based on market and other information.

Cash Flow

Cash flow from operations decreased to a ($4,259,819) or ($0.11 per share) deficiency for the year ended December 31, 2002 compared to a positive cash flow of $691,949 or $0.03 per share for the six month period ended December 31, 2001.  The decrease is mostly attributable to the large increase in general and administrative costs for the first ten months of the year and the write-down of the impaired assets.

Loss Per Share

Loss and loss per share increased to a total of $17,009,828 or $0.45 per share for the twelve months ended December 31, 2002 compared to a loss of $0.04 per share for the six months ended December 31, 2001.  The increase loss is attributable to higher general and administrative costs along with an excess of $9.8 million write-down of assets which includes a $7.0 million ceiling test write-down.

Acquisitions

At the beginning of the year, Aspen repurchased 25 percent of United Cementing from a former officer and director for $312,500 making United Cementing a 100 percent wholly owned subsidiary.

On March 6, 2002 the Company completed the acquisition of 100 percent of Endeavour Resources Inc. ("Endeavour") in exchange for 11,944,809 common shares of the Company together with share purchase warrants to purchase an additional 5,972,403 common shares of the Company.  Each whole share purchase warrant entitled the holder to purchase one common share of the Company at a price of $1.25 until September 30, 2002, or $1.75 thereafter until June 30, 2003. No share purchase warrants have been exercised at December 31, 2002.  In addition, the Company acquired common share purchase warrants of Endeavour entitling the holder to acquire approximately 3,750,000 additional shares of Endeavour common stock.  In exchange for these warrants, the Company issued 890,625 Class B common share purchase warrants (Class B Warrants), each whole Class B Warrant entitling the holder to purchase one share of the common stock of the Company at a price of $1.33 per share.  No Class B Warrants were exercised and they expired on June 28, 2002.

On June 7, 2002, Endeavour received a Certificate of Amendment changing its name to Aspen Endeavour Resources Inc.

On April 1, 2002, the Company purchased the Lamb Creek Inn in Kerrville, Texas from a past director of the Company along with a 50 percent interest in 43 oil wells in Oklahoma from a past officer and director of the Company.  The Company issued 2,825,000 common shares from treasury and paid $750,000 in notes and cash.  Aspen sold these assets in the fourth quarter of 2002.

Capital Expenditures

Capital additions, excluding acquisitions and divestitures for the year ended December 31, 2002 were $2,342,936 compared to $3,414,039 for the six months ended December 31, 2001.

Financial Results and Liquidity

The Company has incurred net losses of $17,009,828 and $869,198 for the period ended December 31, 2002 and 2001 respectively and has current liabilities in excess of current assets of $15,199,863.  This includes $12,444,002 of long-term debt which has been reclassified to current, due to the US bank requirements.  Aspen intends to bring the US banking facility in full compliance and will reclassify $12,444,002 of the current loan back to long-term debt.  These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

Since joining the Company in October of 2002, the new Chief Executive Officer, along with the rest of the Company’s management team has been developing a broad operational financial restructuring plan.  Despite its negative cash flow, the Company has been able to secure financing to support its operations to date.  Going forward, additional cash will be needed to implement the proposed business plan and to fund losses until the Company has returned to profitability.  Where there is no assurance that funding will be available to execute the plan, the Company is continuing to seek financing to support its turnaround efforts and is exploring a number of alternatives in this regard.  Management is exploring alternatives that include seeking strategic investors, selling Company assets and implementing cost reduction programs.  There can be no assurance that management’s efforts in this regard will be successful.  The Company believes that the capital raised in fiscal 2003 and its current credit facility will be sufficient to support the Company’s liquidity requirements through December 31, 2003, depending on operating results.  Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development, a business plan that if successfully funded and executed as part of the financial restructuring, can significantly improve operating results.

Equity

On February 11, 2003, the Company completed a private placement of 12 million units at $0.14 each, for gross proceeds of $1.68 million Cdn.  Each unit is comprised of one common share and one half of one common share purchase warrant with each whole common share purchase warrant exercisable for one common share at a price of $0.18 until August 10, 2004.  The common shares and warrant issued will carry a four-month hold period under Canadian securities laws from the date of close.

Divestitures

In February 2003, the Company closed the sale of two non-core assets;

a)

The Company sold its entire interest in the El Dorado Field in Kansas for approximately $2,850,000 in cash.  The majority of proceeds generated from this sale were utilized to further reduce the Company’s US bank debt.  This sale is reflected in these financial statements.

b)

The Company also sold its entire interest in real properties located in Kerrville, Texas for net proceeds of $325,000.  There was no oil and gas production on this property.

c)

The Company sold its 25 percent interest in Wintering Hills, Alberta for Cdn $1.875 million ($1.22 million US) in cash. The majority of proceeds were used to reduce the Company’s Canadian bank debt.

Legal Proceedings

The Company is a named defendant in a number of legal proceedings which are described within the notes to the audited financial statements.  Refer to Notes to the Consolidated Financial Statements - Note 13 “Commitments and Contingencies”.

Segmented Information

The Company’s operations for the twelve month period ended December 31, 2002 were carried on in the following geographic locations:

Business Risks

Holders  of  the Common Stock and future investors in the Company  should be aware  of  the  following  factors  in  evaluating  their investment  in Aspen.

The marketability and price of products owned or that may be acquired or discovered by Aspen will be affected by numerous factors beyond the Company’s control.  Aspen must compete in all aspects of its operations with a number of other corporations that have equal or greater technical or financial resources.  Aspen is also subject to market fluctuations in the prices of products, exchange rates, uncertainties related to the proximity of its reserves to pipelines and processing facilities and extensive governmental regulations.

Aspen will face different risks and uncertainties associated with oil and gas exploration and development, some of which are not always within the control of Aspen.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, marketing production, hiring and retaining employees and conducting operations in a cost effective manner.  Aspen mitigates these risks by concentrating in a limited number of areas with low cost exploration and development objectives, by ensuring that the Aspen employees are highly qualified and motivated to achieve success and to support long-term relationships with its service providers to ensure quality service is available through all business cycles.  Insurance against well pollution, well blow-outs and other forms of asset destruction will be employed as appropriate.  Finding, onstream and operating costs will be monitored closely to ensure the projects are profitable.

Financial risks include commodity prices, interest rates and the US/Canadian exchange rate, all of which are beyond the control of Aspen.  Aspen will address these risks by employing price hedges as appropriate and minimizing interest rate risk through prudent management of cash flow, bank and equity financing.